

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 1, 2017

<u>Via E-Mail</u>
Mr. Djalma Novaes, Jr.
President
Crown Holdings, Inc.
1 Crown Way
Philadelphia, PA 19154

   Re: Crown Holdings, Inc.
     Registration Statement on Form S-4
     Filed May 31, 2017
     File No. 333-218361

Dear Mr. Novaes:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

  You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

        Very truly yours,

        /s/ Pamela A. Long

        Pamela A. Long
        Assistant Director
        Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
  William G. Lawlor, Esq.
  Ian A. Hartman, Esq.

Mr. Djalma Novaes, Jr.
Crown Holdings, Inc.
June 1, 2017
Page 2

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